UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA HOLDINGS S.A.

Bogotá, November 4, 2014

In response to the announcement made by the Venezuelan Government, ordering the closure of the points of sale at Maiquetía International Airport of several airlines, including Avianca, for allegedly violating the requirements related to publication of fares, Avianca Holdings S.A. informs that:

•	Avianca has complied with all the requirements set by the Venezuelan Government concerning this matter. It should be noted that the Venezuelan regulation, as known by Avianca, establishes the obligation to notify the Venezuelan Aeronautical Authorities of all fares within a predetermined time frame and with the tools provided by the National Institute of Civil Aviation. Such requirements have been fulfilled in due time and in a proper manner.

•	Consequently, Avianca representatives are reaching out to the Venezuelan Aviation Authorities to clarify the issue at hand.

About Avianca Holdings S.A. Avianca Holdings S.A (NYSE: AVH, BVC: PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A. incorporated in Colombia, Aerolíneas Galápagos S.A. Aerogal, incorporated in Ecuador, and the companies that make up the TACA Group: TACA Internacional Airlines S.A, incorporated in El Salvador, Líneas Aéreas Costarricenses S.A, LACSA, incorporated in Costa Rica, Transamerican Airlines S.A. TACA Peru, incorporated in Peru, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A, incoporated in Nicaragua and Isleña de Inversiones S.A. de C.V. ISLEÑA, incorporated in Honduras.

Investor Relations Officer

Andres Felipe Ruiz

+571 587 77 00 Ext. 2474

andres.ruiz@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2014		AVIANCA HOLDINGS S.A.

	By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice- President of Legal Affairs